Exhibit 99.1
Consolidated Financial Statements of
NIMIN ENERGY CORP.
As at and for the years ended December 31, 2010, 2009, and 2008
Expressed in US dollars

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
2700 205 — 5th Avenue SW	Telefax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of NiMin Energy Corp.
We have audited the accompanying consolidated financial statements of NiMin Energy Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NiMin Energy Corp. as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with United States generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 24, 2011

NiMin Energy Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(Expressed in U.S. dollars)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$9,490,005	$3,142,218
Trade accounts receivable	1,823,667	1,509,759
Prepaid expenses	240,832	69,052
Prepaid interest (Note 7)	—	2,696,298
Prepaid well costs	21,378	269,080
Crude oil inventory	241,375	220,894
Other assets	1,798	276,298

Total current assets	11,819,055	8,183,599

Debt issuance costs (Note 8)	4,404,436	—
Restricted investments (Note 14)	803,469	320,000
Equipment (Note 5)	348,498	348,740
Crude oil and natural gas properties (Note 6):
Proved properties, net	64,055,964	54,531,936
Unproved properties	476,986	1,516,621

Total assets	$81,908,408	$64,900,896

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,580,128	$1,015,180
Accrued liabilities	1,069,564	1,400,851
Commodity derivative liability (Note 13f)	929,527	—
Short-term debt (Note 7)	—	22,213,738

Total current liabilities	6,579,219	24,629,769
Long-term debt (Note 8)	36,000,000	—
Asset retirement obligations (Note 9)	1,309,789	1,220,046
Non-current commodity derivative liability (Note 13f)	310,757	—
Warrants (Note 10d)	5,631,515	7,380,549

Total liabilities	49,831,280	33,230,364

Commitments and contingencies (Notes 12)
Stockholders’ equity:
Common stock, no par value, unlimited shares authorized, issued and outstanding 61,690,977 as of December 31, 2010 and 52,410,977 as of December 31, 2009 (Note 10)	93,107,905	83,106,467
Additional paid in capital — warrants (Note 10)	—	509,960
Additional paid in capital	9,861,010	6,559,447
Accumulated deficit	(70,891,787)	(58,505,342)

Total stockholders’ equity	32,077,128	31,670,532

Total liabilities and stockholders’ equity	$81,908,408	$64,900,896

Subsequent Events (Note 17)
See accompanying notes to consolidated financial statements.
Approved by the Board of Directors

(Signed) “Clancy Cottman”	(Signed) “Brian Bayley”

Director	Director

NiMin Energy Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. dollars)

	2010	2009	2008
Petroleum and natural gas revenues	$14,029,198	$6,498,789	$10,674,567

Expenses:
Operating costs	9,116,563	5,162,936	3,183,106
General and administrative (Note 10c)	7,888,736	6,826,661	5,734,454
Depreciation, depletion, amortization, and accretion	3,190,905	3,351,753	3,393,333
Loss on crude oil derivative contract (Note 13f)	708,032	300,778	—
Impairment of crude oil and natural gas properties (Note 6)	—	6,313,633	35,872,167

	20,904,236	21,955,761	48,183,060

Income (loss) before other items	(6,875,038)	(15,456,972)	(37,508,493)

Interest income	54,070	78,127	472,746
Interest expense	(7,108,109)	(228,131)	(442,451)
Foreign exchange gain (loss)	6,617	(385,626)	(538)
Change in fair value of warrants (Note 10d)	1,674,053	(3,523,543)	—
Other	248,734	—	(111,975)

	(5,124,635)	(4,059,173)	(82,218)

Loss before income taxes	(11,999,673)	(19,516,145)	(37,590,711)
Income tax expense (Note 11)	386,772	232,824	11,300

Net loss and comprehensive loss	(12,386,445)	(19,748,969)	(37,602,011)

	$(0.21)	$(0.47)	$(1.07)

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009, and 2008
(Expressed in U.S. dollars)

	2010	2009	2008
Cash flows from operating activities:
Net loss	$(12,386,445)	$(19,748,969)	(37,602,011)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization, and accretion	3,190,905	3,351,753	3,393,333
Impairment of crude oil and gas properties	—	6,313,633	35,872,167
Change in fair value of warrants	(1,749,034)	3,523,543	—
Unrealized foreign exchange gain	(189,718)	213,738	—
Stock-based compensation	2,716,621	2,945,197	2,159,710
Unrealized loss on crude oil derivative contract	1,240,284	—	—
Non-cash interest expense	3,461,205	—	—
(Increase) decrease in non-cash working capital:	—	—	—
Trade accounts receivable	(313,908)	(550,411)	910,484
Prepaid expenses	(450,841)	60,660	(177,307)
Crude oil inventory	(20,481)	3,043	(703,083)
Accounts payable and accrued liabilities	3,242,289	1,669,490	(1,663,406)
Other assets	274,500	(243,625)	296,913
Asset retirement obligation expenditures	—	—	(128,888)

Net cash provided by (used in) operating activities	(984,623)	(2,461,948)	2,357,912

Cash flows from investing activities:
Purchase of and expenditures on crude oil and natural gas properties	(11,234,812)	(10,845,772)	(37,490,978)
Business combination of Wyoming Assets (Note 6)	—	(27,173,108)	—
Purchase of equipment	(111,427)	—	(371,102)
Cash acquired in merger (Note 1)	—	271,270	—
Increase in restrictive investments	(483,469)	(200,000)	(60,640)

Net cash used in investing activities	(11,829,708)	(37,947,610)	(37,922,720)

Cash flows from financing activities:
Issuance of long-term debt (net of costs)	31,109,718	—	—
Issuance of short-term debt	—	22,000,000	—
Repayment of short-term debt	(22,024,020)	—	—
Repayment of long-term debt	—	—	(4,239,877)
Proceeds from issuance of common shares (net of costs)	10,076,420	11,016,558	19,026,634

Net cash provided by financing activities	19,162,118	33,016,558	14,786,757

Change in cash and cash equivalents during the year	6,347,787	(7,393,000)	(20,778,051)
Cash and cash equivalents at beginning of year	3,142,218	10,535,218	31,313,269

Cash and cash equivalents at end of year	$9,490,005	$3,142,218	10,535,218

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,608,293	$228,131	78,941

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. dollars)

	Common Stock
			Additional
			Paid in	Additional		Total
			Capital -	Paid in	Accumulated	Stockholders’
	Shares	Amount	Warrants	Capital	Deficit	Equity
Balance as of December 31, 2007	33,316,392	53,930,045	490,251	1,454,540	(1,154,362)	54,720,474
Issuance of common stock and warrants	3,985,264	19,527,749	94,691	—	—	19,622,440
Stock issuance costs	—	(595,806)	—	—	—	(595,806)
Stock-based compensation	—	—	—	2,159,710	—	2,159,710
Net loss	—	—	—	—	(37,602,011)	(37,602,011)

Balance as of December 31, 2008	37,301,656	72,861,988	584,942	3,614,250	(38,756,373)	38,304,807
Issued to NiMin Capital Corp. shareholders (Note 1)	1,066,665	196,450	—	—	—	196,450
Issuance of common stock	11,442,751	9,296,549	3,782,024	—	—	13,078,573
Reclassified to liabilities	—	—	(3,857,006)	—	—	(3,857,006)
Stock issuance costs	—	(2,085,777)	—	—	—	(2,085,777)
Stock-based compensation	—	—	—	2,945,197	—	2,945,197
Issued to PLC (Note 7)	2,566,666	2,813,495	—	—	—	2,813,495
Issued for cash	33,239	23,762	—	—	—	23,762
Net loss	—	—	—	—	(19,748,969)	(19,748,969)

Balance at December 31, 2009	52,410,977	83,106,467	509,960	6,559,447	(58,505,342)	31,670,532

Exercise of options	80,000	74,552				74,552
Warrants expired			(584,942)	584,942		—
Reclassified from warrant liability			74,982			74,982
Issuance of common stock	9,200,000	11,018,492				11,018,492
Stock issuance cost		(1,091,606)				(1,091,606)
Stock-based compensation				2,716,621		2,716,621
Net loss					(12,386,445)	(12,386,445)

Balance at December 31, 2010	61,690,977	$93,107,905	$—	$9,861,010	$(70,891,787)	$32,077,128

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
1	Description of the business and reorganization

NiMin Energy Corp. (the “Company” or “NiMin”) was incorporated under the name NiMin Capital Corp. under the Business Corporations Act (Alberta) on May 31, 2007. The Company changed its name to NiMin Energy Corp. on September 3, 2009, and consolidated its shares on the basis of one new post-consolidation share (“Common Share”) for each three existing common shares.

The principal business of the Company is conducted through its wholly owned subsidiary, Legacy Energy, Inc. (“Legacy”), a Delaware Corporation engaged in the exploration, development, and production of crude oil and natural gas properties in the states of California, Louisiana and Wyoming.

The Company was formerly organized as a limited liability company (LLC) on October 6, 2005 under the laws of the State of California. Effective August 2, 2007, Legacy Energy, LLC restructured the organization from a California LLC to a Delaware corporation by terms of a merger agreement, and split the units of Legacy Energy, LLC 10 for 1. Each stockholder received 10 shares of common stock in Legacy in exchange for each current unit of Legacy Energy, LLC. As a result of this transaction, there was no change in shareholder voting control or accounting implications.
a)	Reverse Triangular Merger

On July 17, 2009, NiMin Capital Corp. entered into a merger agreement with Legacy whereby NiMin Capital Corp. would acquire Legacy in a reverse triangular transaction effected by way of a merger (the “Merger”). NiMin Capital Corp. incorporated NiMin Merger Corp. (“AcquisitionCo”), a wholly owned U.S. subsidiary under the laws of the State of Delaware, solely for the purpose of effecting the proposed merger under which Legacy would merge with AcquisitionCo and as the surviving corporation would become a wholly-owned subsidiary of NiMin.

On September 4, 2009, the Company acquired 100% of the issued and outstanding securities of Legacy by the issuance of 37,301,656 Common Shares in the Merger. As the surviving corporation, Legacy became a wholly-owned subsidiary of the Company. The Company issued a sufficient number of securities to the holders of securities of Legacy such that control of the Company passed to the former security holders of Legacy. As the former shareholders of Legacy controlled greater than 50% of the Company upon completion of the Merger, the Merger was accounted for as a reverse take-over of the Company.

Prior to the Merger, NiMin Capital Corp. consolidated its common shares, options, and warrants on the basis of one new common share, option, or warrant for three existing common shares, options, or warrants of NiMin Capital Corp. The shareholders of Legacy received one Common Share of the Company in exchange for each one of their Legacy shares of common stock. Holders of outstanding options and warrants of Legacy received replacement options and warrants of the Company.

In connection with the Merger, the Common Shares of NiMin, which previously traded on the TSX Venture Exchange (“TSX-V”) under the stock trading symbol NNI.P, were listed on the Toronto Stock Exchange (“TSX”) under the stock trading symbol “NNN”. The Common Shares were delisted from trading on the TSX-V at the closing on September 3, 2009, to facilitate the listing of the Common Shares on the TSX.

Control of the combined companies passed to the former shareholders of Legacy and therefore Legacy is considered the accounting acquirer. Consequently, the consolidated balance sheets and consolidated statements of operations, and cash flows include Legacy’s results of operations, deficit, and cash flows from inception and the Company’s results of operations and cash flows from September 4, 2009.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
At the date of the Merger, the fair values of the net assets of NiMin were as follows:

Cash and cash equivalents	$271,270
Accounts receivable	6,888
Accounts payable and accrued liabilities	(81,708)

Net assets acquired	$196,450

b)	Principles of Accounting

As Legacy is the acquirer for accounting purposes, the accompanying financial statements of the Company presented prior to September 4, 2009 are those of Legacy. Therefore after the Merger, references to “the Company” or “NiMin” refer to the consolidated entity and prior to September 4, 2009 refer to Legacy.
2	Basis of Presentation

The Company’s reporting standard for the presentation of its consolidated financial statements is United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary and the Company’s proportionate interest in Joint Interest Activities. All inter-company balances and transactions have been eliminated on consolidation.

The Company has filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (the “SEC”). The Company’s registration with the SEC became effective on December 19, 2010.

The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian generally accepted accounting principles (“Canadian GAAP”) to U.S. GAAP with a reconciliation to Canadian GAAP for the years ended December 31, 2010, 2009, and 2008. See Note 16 to the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009, and 2008.

Management believes this utilizing U.S. GAAP provides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.

3	Significant Accounting Policies
a.	Crude oil and Natural Gas Properties and Equipment

The Company accounts for its crude oil and natural gas producing activities using the full-cost method. Accordingly, all costs incurred in the acquisition, exploration, and development of proved crude oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized. All general corporate costs are expensed as incurred. Sales or other dispositions of crude oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless such sale would alter the rate of depletion and depreciation by 20% or more.

b.	Depletion and Depreciation

Depletion of crude oil and natural gas properties is computed using the unit-of-production method where the ratio of production to proved reserves, after royalties, determines the proportion of

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
depletable costs to be expensed in each period. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization. Reserves are determined by an independent qualified reserves engineering firm. Volumes are converted to equivalent units using the ratio of one barrel of oil to six thousand cubic feet of natural gas.

Depreciation of equipment is provided for on a straight-line basis over the useful life (5 to 10 years) of the asset.

c.	Impairment of long-lived assets

The Company performs a full-cost ceiling test on proved crude oil and natural gas properties in which the capitalized costs are not allowed to exceed their related estimated future net revenues of proved reserves discounted at 10%, net of tax considerations. When calculating reserves for the years ended December 31, 2010 and 2009 the Company conformed to the new SEC rules under “Modernization of Oil and Gas Reporting” for pricing and used constant prices which was adopted by the SEC in December of 2008.

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”) (formerly SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets) for its equipment. ASC 360 requires that the Company’s long-lived assets be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Impairment is recognized when the estimated undiscounted future net cash flows of an asset are less than its carrying value. If an impairment occurs, the carrying value of the impaired asset is reduced to fair value.

d.	Revenue Recognition

Petroleum and natural gas sales are recognized as revenue when the commodities are delivered and title has passed to the purchasers and collection is reasonably assured.

e.	Joint Interest Activities

Certain of the Company’s exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

f.	Asset Retirement Obligations

The Company recognizes a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets and capitalizes an equal amount as a cost of the asset. The cost associated with the abandonment obligation is included in the computation of depreciation, depletion, amortization and accretion. The liability accretes until the Company settles the obligation. The Company uses a credit-adjusted risk-free interest rate in its calculation of asset retirement obligations (ARO).

Revisions to the original estimated liability would result in an increase or decrease to the ARO liability and related capitalized costs. Actual costs incurred upon settlement of the asset retirement obligation are charged against the obligation to the extent of the liability recorded.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Company’s net interest in the respective sites.

g.	Crude oil inventory

Unsold crude oil production is carried in inventory at the lower of cost, generally applied on a first-in, first-out (FIFO) basis, or net realizable value, and include costs incurred to bring the inventory to its existing condition.

h.	Use of Estimates

In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for the depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation and the fair value of warrants requires estimates related to valuation of stock options and warrants. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

i.	Income Taxes

The Company follows the asset and liability method prescribed by ASC 740, Income Taxes (“ASC 740”) (formerly SFAS No. 109, Accounting for Income Taxes). Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date. Pursuant to ASC 740, the Company does not have any unrecognized tax benefits other than those for which a valuation allowance has been provided thereon. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The Company’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any tax-related interest expense recognized during 2010, 2009 or 2008.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
j.	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents and therefore classifies them with cash.

k.	Accounts receivable

The Company’s accounts receivable primarily consists of amounts owed to the Company by customers for sales of crude oil, natural gas and refined products under varying credit arrangements. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience.

l.	Commodity derivative instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”) (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities), requires derivative instruments to be recognized as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on their intended use and resulting hedge designation. For derivative instruments designated as hedges, the changes in fair value are recorded in the balance sheet as a component of accumulated other comprehensive income (loss). Changes in the fair value of derivative instruments not designated as hedges are recorded as a gain or loss on derivative contracts in the consolidated statements of operations. The Company does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative’s fair value currently in earnings.

m.	Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, Fair Value Measurements), which became effective for financial assets and liabilities of the Company on January 1, 2008 and non-financial assets and liabilities of the Company on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact to the Company from the adoption of ASC 820 in 2009 was not material.

ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e. supported by little or no market activity).

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
As required by ASC 820, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Financial Instrument	Level

Cash and cash equivalents	Level 1
Restricted investments	Level 1
Long-term debt	Level 2
Commodity Derivative	Level 2
Warrants	Level 3
n.	Stock-Based Compensation

The Company follows ASC 718, Compensation — Stock Compensation (“ASC 718”) (formerly SFAS No. 123R, Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite vesting period. ASC 718 requires the Company to estimate the fair value of stock option awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes Merton option-pricing model (“Black-Scholes Model”) as its method of valuation for share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes Model is affected by the Company’s stock price, as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, as well as actual and projected exercise and forfeiture activity. The fair value of options granted to consultants, to the extent unvested due to required services not having been fully performed, are determined on subsequent reporting dates.

o.	Expression of Foreign Currencies

These consolidated financial statements are presented and measured in U.S. dollars, as substantially all of the Company’s operations are located in the United States of America. Transactions and balances using Canadian dollars are expressed in U.S. dollars whereby monetary assets and liabilities are expressed at the period end exchange rate, non-monetary assets and liabilities are expressed at historical exchange rates, and revenue and expenses are expressed at the average exchange rate for the period. Foreign exchange gains and losses are included in the consolidated statements of operations.

p.	Business combinations

The Company follows ASC 805, Business Combinations (“ASC 805”) (formerly SFAS No. 141R, Business Combinations), and ASC 810-10-65, Consolidation (“ASC 810-10-65”) (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements). ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations,

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations will be accounted for by applying the acquisition method. Accordingly, transaction costs related to acquisitions are to be recorded as a reduction of earnings in the period they are incurred and costs related to issuing debt or equity securities that are related to the transaction will continue to be recognized in accordance with other applicable rules under U.S. GAAP. ASC 805 is effective for periods beginning on or after December 15, 2008 and has been applied to the Wyoming Asset (Note 6) acquisition. ASC 810-10-65 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.

q.	Per Share amounts

Basic per share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised for common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the year.

r.	Comparative amounts

Certain amounts for prior periods may have been reclassified to conform to the current period presentation.
4	Changes in Accounting Policies
a.	The FASB’s Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles guidance became effective for interim and annual periods ended after September 15, 2009 and it recognized the FASB Accounting Standards Codification as the single source of authoritative nongovernment U.S. generally accepted accounting principles. The codification superseded all existing accounting standards documents issued by the FASB, and established that all other accounting literature not included in the codification is considered nonauthoritative. Although the codification does not change U.S. generally accepted accounting principles, it does reorganize the principles into accounting topics using a consistent structure. The codification also includes relevant SEC guidance following the same topical structure, however, the original SEC guidance remains the authoritative source of such guidance. For periods ended after September 15, 2009, all references to U.S. GAAP will use the new topical guidelines established with the codification. Otherwise, this new standard does not have a material impact on the Company’s consolidated financial statements in future periods.

b.	In December 2008, the SEC adopted release no. 34-59192, Modernization of Oil and Gas Reporting, which revised the Regulation S-K and Regulation S-X oil and gas reporting requirements to align them with current industry practices and technological advances. The release revises a number of definitions relating to oil and gas reserves, permits the disclosure in filings with the SEC of probable and possible reserves and permits the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to: (i) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor; (ii) file a report of a third party if the Company represents that the third party prepared reserves estimates or conducted a reserves audit; (iii) report

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices; and (iv) disclose, in narrative form, the status of proved undeveloped reserves and changes in status of these from period to period. The provisions of this release became effective for disclosures in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

c.	The FASB issued ASC 855, Subsequent Events (“ASC 855”) (formerly SFAS No. 165, Subsequent Events), on May 28, 2009. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards.

d.	The Company adopted new accounting guidance covering business combinations effective January 1, 2009. The new guidance established principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. It also established how to recognize and measure goodwill acquired in the business combination or a gain from a bargain purchase, if applicable. This guidance impacts the recognition and measurement of assets and liabilities in business combinations that occur beginning in 2009. Assets and liabilities that arose from business combinations that occurred prior to 2009 are not affected by this guidance. The adoption of this guidance did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009. The Company is unable to predict how the application of this guidance will affect its financial statements in future periods.
5	Equipment

	December 31	December 31
	2010	2009

Equipment	$619,892	$517,268
Accumulated depreciation	(271,394)	(168,528)

Net book value	$348,498	$348,740

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
6	Crude Oil and Natural Gas Properties

	December 31	December 31
	2010	2009
| |
Proved properties	$116,799,184	$104,284,860
Less: accumulated depletion of oil and gas properties	(10,557,420)	(7,567,124)
Less: accumulated impairments	(42,185,800)	(42,185,800)

Proved properties, net	$64,055,964	$54,531,936

Unproved properties, not being depleted	$476,986	$1,516,621
As of December 31, 2010, crude oil and natural gas properties includes $476,986 (December 31, 2009 — $1,516,621) relating to unproved properties which have been excluded from the depletion calculation. At December 31, 2010, future development costs related to the development of proved reserves of $87.8 million (December 31, 2009 — $60.1 million) are included in the depletion calculation. For the year ended December 31, 2010, the Company’s depletion rate was $12.13 per barrel of oil equivalent (“boe”) (2009 — $19.12 per boe, and 2008 — $15.86 per boe).

The following is a summary of the Company’s crude oil and natural gas properties not subject to amortization as of December 31, 2010:

		Costs Incurred In
	Total	2010	2009	2008	Prior to 2008
Acquisitions	$20,000	$—	$—	$—	$20,000
Exploration	176,777	50,624	—	74,595	51,558
Development	280,209	177,012	103,197	—	—

Total	$476,986	$227,636	$103,197	$74,595	$71,558

The Company expects that substantially all of its unproved property costs in the U.S. as of December 31, 2010 will be reclassified to proved properties within ten years.

During 2009 and 2008, the Company reduced the carrying values of certain oil and gas properties due to full cost ceiling limitations by $6,313,633 and $35,872,167, respectively. Based on the full cost ceiling limitations, there was no reduction necessary during 2010.

Acquisition of Wyoming Assets

On December 17, 2009, the Company acquired four producing oil fields in the state of Wyoming, USA (the “Wyoming Assets”). The cash purchase price for the Wyoming Assets was $27 million, of which $22 million was funded by a loan syndicated by a private lending company (see notes 7 and 15), and the remainder from working capital.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The following table details the purchase price for the Wyoming Assets:

Net assets acquired:
Inventory	$78,763
Equipment	50,000
Crude oil and natural gas properties	27,472,671
Asset retirement obligations	(428,326)

Total net assets acquired	$27,173,108

The following table presents the pro forma comparative data that reflects the Company’s revenue and earnings for the stated periods as if the Wyoming Assets acquisition had occurred at January 1 of the respective periods.

	Unaudited
			2009
	2009	2008	Actual

Petroleum and natural gas sales	$10,541,438	$19,206,630	$447,549
Net income (loss)	(17,795,258)	(32,705,488)	140,618
Basic and diluted per share	(0.43)	(0.93)	0.00
Actual amounts are included in the year-ended December 31, 2009 net loss.
7	Short-Term Debt

In December 2009, the Company entered into a credit agreement with a private lending company, (the “PLC”) where the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and CDN$17,534,550 (US$16,713,738). Concurrent with the borrowing, the Company issued 2,566,666 Common Shares to the PLC at a price of CDN $1.15 (US$1.07) per share which were recorded as prepaid interest expense and were being amortized to earnings over the term of the loan. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. On June 30, 2010, the Company paid in full the interest and principal amount of US$22,024,020, outstanding and expensed the remaining prepaid interest.
8	Long-Term Debt

On June 30, 2010 the Company entered into a senior secured loan (the “Senior Loan”) in the amount of $36 million from a U.S. based institutional private lender. The Company borrowed $36,000,000 subject to an original issuer discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. Debt issuance costs of $4.9 million were incurred and are being amortized to net income on an effective interest basis.

The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010, and the principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

At December 31, 2010, the fair value of the Senior Loan is $36 million. Fair value is based on level two inputs under the fair value hierarchy.

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013, without a pre-payment penalty or make whole provision. Prior to June 30, 2012, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.

The Company used the net proceeds to repay the existing short-term debt (see note 7) and the remaining proceeds are being utilized for the capital expenditure program at the Company’s properties in Wyoming and California. NiMin is required to meet certain financial based covenants under the terms of this facility and was committed to drill a minimum of seven development wells on the Ferguson Ranch Field and total capital expenditures are limited to an amount no greater than $12 million from the date of the loan until December 31, 2010, and total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. For the period ended December 31, 2010, the Company drilled five new development wells in the Ferguson Ranch Field. The Company obtained an amendment from the Lender amending the Agreed Plan of Development to a minimum of five developmental wells to be drilled at Ferguson Ranch Field by December 31, 2010. The Senior Loan has a material adverse change clause relating to financial stability and for which the Lender can ultimately demand immediate repayment in the event of default.
9	Asset Retirement Obligations

The Company’s asset retirement obligations are based on net ownership in wells and facilities and management’s estimate of the timing and expected future costs associated with site reclamation, facilities dismantlement and the plugging and abandonment of wells.

The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2010	2009	2008

Balance, beginning of year	$1,220,046	$575,209	$493,683
Liabilites incurred	17,743	—	172,716
Liabilies acquired (Note 6)	—	428,326	—
Change in estimate	—	171,439	(17,976)
Liabilities settled	(9,110)	—	(128,888)
Accretion expense	81,110	45,072	55,674

Balance, end of year	$1,309,789	$1,220,046	$575,209

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The present value of the asset retirement obligation is determined using an annual credit adjusted discount rate of 7.3% — 12.5% per annum (2009 — 7.3%). The Company estimates the total future amount of cash flows inflated at 2% annually required to settle its asset retirement obligations is approximately $5.2 million which will be incurred between 2012 and 2037.
10	Share Capital
a.	Authorized and Outstanding

Common Shares

NiMin is authorized to issue an unlimited number of Common Shares. As of December 31, 2010, 61,690,977 Common Shares were issued and outstanding and as of December 31, 2009, 52,410,977 Common Shares were issued and outstanding.

Preferred Shares

NiMin is also authorized to issue an unlimited number of Preferred Shares issuable in series. As of December 31, 2010, no Preferred Shares have been issued.
b.	Issued

In May 2010, NiMin completed a public offering of Common Shares for an offering price of CDN $1.25. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.

In September 2009, the Company completed a public offering of units of the Company (“Units”), each Unit consisting of one Common Share and one warrant (“Warrant”) to acquire one Common Share for an offering price of CDN $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of CDN $14,156,125 or USD $13,078,573, net of CDN $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at CDN $1.55 on or before September 4, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on CDN $3,273,625 of Units sold by a sub-agent, paid by the issuance of 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.
c.	Stock Option Plan

The Company established a stock option plan whereby options to purchase Common Shares may be granted to the Company’s directors, officers, employees and consultants. The exercise prices of stock options are denominated in Canadian dollars. The number of Common Shares issuable under the Company’s stock option plan cannot exceed 15% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the option has a maximum life of ten years. The vesting period is determined by the Board of Directors at the time of grant. Options issued by the Company generally vest one-third on the first, second, and third anniversary of the date of grant.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The following table sets forth a reconciliation of the stock option activity for the years ended December 31, 2010 and 2009:

		Weighted
	Number of	Average Exercise
	shares	Price (CDN$)
| |
Balance at December 31, 2007	3,880,450	2.81

Options granted	725,000	3.03

Balance at December 31, 2008	4,605,450	2.84

Options granted	885,000	2.53
Options forfeited	(10,000)	2.09
Options exchanged for warrants (i)	(1,103,520)	2.02

Balance at September 3, 2009	4,376,930	2.69

Options cancelled as result of reverse take-over	(4,376,930)	2.69
Options exchanged as result of reverse take-over (ii)	4,376,930	1.25
Options granted	3,268,070	1.26
Reverse take-over of Nimin
Capital Corp. options (Note 1)	50,000	0.75

Stock options outstanding at December 31, 2009	7,695,000	1.25

Options exercised	(80,000)	0.94
Options forfeited	(310,000)	1.37
Options issued	50,000	1.25

Stock options outstanding at December 31, 2010	7,355,000	1.25

(i)	Prior to the Merger, certain option holders were issued warrants in exchange for their options. These warrants have the same terms and conditions as the original stock options (see note 10d).

(ii)	Holders of outstanding options and warrants to acquire shares of Legacy received replacement options and warrants to acquire Common Shares. The cancellation of the Legacy options and subsequent replacement with NiMin options resulted in a new modification date and valuation. The resulting incremental fair value of $1,438,359 between the replacement options and the cancelled options immediately before the modification is being recognized over the new service period.

(iii)	In February 2009, the Company modified the exercise price on 700,000 outstanding options from US $4.90 to US $2.75. The resulting incremental fair value of $256,755 for the re-priced options is being recognized over the remaining service period.
At December 31, 2010, stock options to purchase Common Shares were exercisable as follows:

	Number of		Average
	Options		Contractual Life
	Outstanding	Exerciseable	(Years)

	7,355,000	2,421,667	8.75

Intrinsic Value	$2,942,000	$968,667

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
All options granted during the year had an estimated fair value determined using the Black-Scholes Model using the following weighted average assumptions:

		Weighted			Fair
		Average Risk	Weighted		Value
Grant	Expected	Free	Average	Dividend	per
Date	Life	Interest Rate	Volatility	Yield	Option
| | | | |
2009	6 years	3.04%	61.81%	—	$0.69
2010	5 years	1.74%	86.38%	—	$0.70

Total compensation expense is amortized over the vesting period of the options. Compensation expense of $2,716,621 has been recognized in the year ended December 31, 2010 ($2,945,197 for the year ended December 31, 2009) based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

As of December 31, 2010, total unrecognized compensation cost related to unvested stock options was $4,165,981. This amount is expected to be recognized as stock-based compensation expense in the statements of operations over the remaining weighted average vesting period of 2 years.

		Weighted-
		Average Grant-
	Number of	Date Fair Value
	Unvested	per Option
	Options	(CDN$)

Balance December 31, 2007	3,250,395	1.64

Vested	(1,180,395)	1.60
Granted	725,000	2.81
Forfeited	—	—

Balance December 31, 2008	2,795,000	1.96

Vested	(62,500)	0.75
Granted	8,530,000	1.28
Forfeited	(10,000)	2.81
Exchanged	(2,566,480)	—
Exchanged for warrants	(1,103,520)	—

Balance December 31, 2009	7,582,500	1.28

Vested	(2,596,667)	1.26
Granted	50,000	1.25
Forfeited	(102,500)	1.34

Balance December 31, 2010	4,933,333	1.25

When stock options are exercised, the Company issues common shares from treasury.
d.	Warrants

Each Warrant is exercisable by the holder thereof to acquire one Common Share at any time before the Expiry Date, after which time the Warrants expire and become null and void. The warrants issued in connection with the September 2009 public offering are subject to the provision that the warrants may expire early in the event the Common Shares have a closing price greater than CDN$2.10 per share for a period of 20 consecutive trading days, whereupon the Corporation

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
will have the right to provide written notice to the holders of Warrants to accelerate the expiry to a date which is 30 days from the date of such notice.

The following table sets forth a reconciliation of the warrant activity for the years ended December 31, 2010 and 2009:

			Weighted
			Average
		Equity	Exercise
	Number of	Component	Price
	Warrants	Amount	(CDN$)

Warrants outstanding at December 31, 2007	992,609	490,251	1.98

Warrants issued	102,270	94,691	2.96

Warrants outstanding at December 31, 2008	1,094,879	584,942	2.35

Warrants issued in exchange for options (Note 10c)	1,103,520	—	2.02
Warrants cancelled as a result of reverse take-over (i)	(2,198,399)	—	2.18
Warrants exchanged as a result of reverse take-over (i)	2,198,399	—	2.18
Reverse take-over of NiMin Capital Corp. warrants (Note 1)	33,333	—	0.75
Warrants issued in connection with	11,442,751	3,782,024	1.55
public offering (ii)
Reclassified to warrant liability (ii)		(3,857,006)
Warrants forfeited	(94)	—	0.75
Exercise of warrants	(33,239)	—	0.75

Warrants outstanding at December 31, 2009	13,641,150	509,960	1.65

Warrants expired	(1,291,809)	(584,942)	2.31
Reclassified from warrant liability		74,982

Warrants outstanding at December 31, 2010	12,349,341	—	1.58

(i)	On September 4, 2009, as part of the Merger, the Company replaced each Legacy warrant with one NiMin warrant. All terms and conditions of the replacement warrants remained the same as the original Legacy warrants, except that they became exercisable for Common Shares.

(ii)	As of September 4, 2009, the exercise prices of the warrants became denominated in Canadian dollars upon completion of the Merger, which is not the functional currency of the Company. As a result, the warrants are classified as a liability on the consolidated balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings. The fair value of warrants outstanding is calculated using the Black-Scholes Model using the following weighted average assumptions:

Weighted	Weighted
Average	Average Risk	Weighted
Expected	Free	Average	Dividend
Life	Interest Rate	Volatility	Yield
1.75	1.46%	85.90%	—

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
At December 31, 2010 the fair value of the outstanding warrants was $5,631,515 with a gain of $1,674,053 (year ended December 31, 2009 had a $3,523,543 loss) recognized in earnings.

The Company classified the value of warrants issued prior to September 4, 2009 as additional paid in capital-warrants where the issue date fair value of the original equity classified award is greater than the fair value of the liability of the underlying warrant. The warrants issued prior to September 4, 2009 were denominated in US dollars.

Warrants issued in 2009 but prior to September 4, 2009 had a fair value determined using the Black Scholes Model using the following assumptions:

					Fair Value
					per
	Expected	Risk Free		Dividend	Warrant
Grant Date	Life	Interest Rate	Volatility	Yield	($)

2008	2 years	4.74%	26.09%	—	0.93
2009	2 years	0.93%	64.10%	—	0.33
The following table summarizes NiMin’s warrants exercisable at December 31, 2010:

		Exercise
	Number of	Price per share
Expiration Date	Warrants	(CDN$)

March 10, 2016	581,590	1.72
October 15, 2017	325,000	2.48
September 6, 2011	11,442,751	1.55

	12,349,341

e.	Per Share Amounts

Basic earnings (loss) per share are computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of the stock options. The treasury stock method assumes that the proceeds received from the exercise of “in the money” stock options and warrants are used to repurchase commons shares at the average market price during the period. The weighted average number of shares assumed to be outstanding was as follows:

		Year ended
	December 31,
	2010	2009	2008

Net Loss	$(12,386,445)	$(19,748,969)	$(37,602,011)
Basic and diluted shares outstanding	58,577,366	41,696,430	35,078,205
Loss per basic and diluted share	$(0.21)	$(0.47)	$(1.07)

Potential common shares from the exercise of stock options and warrants were excluded from the diluted loss per share calculation because their effect was anti-dilutive as a result of the Company’s net loss for the years 2010 and 2009.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
11	Income Taxes

The components of the net deferred income tax asset (liability) are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Temporary differences related to:
Crude oil and natural gas property
and equipment	$(6,448,248)	$(2,672,398)	$(213,636)
Asset retirement obligations	514,747	479,966	226,287
Stock based compensation	3,162,024	—	1,760,120
Share issue costs and other	445,201	748,837	687
Research and development credts	635,130	887,581	670,265
Non-capital losses	30,103,250	21,605,671	14,259,843
Valuation allowance	(28,412,104)	(21,049,657)	(16,703,566)

Deferred income tax asset	$—	$—	$—

The Company has non-capital losses of $76.6 million that expire between 2026 and 2030.

The provision for income taxes reflects an effective tax rate that differs from the results that would be obtained by applying the expected statutory income tax rate, which is explained as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Combined Federal and Provincial/State
corporate tax rate	28.00%	29.00%	39.34%
Loss before income taxes	$(11,999,673)	$(19,516,145)	$(37,590,711)
Expected tax recovery	(3,359,908)	(5,659,682)	(14,788,186)
Add (deduct) income tax effect of:
Adjustments to prior year tax calculations	(2,094,392)	1,181,836
Change in tax jurisdiction	—	1,760,120
Difference in US & Canadian tax rates &
Other	(1,115,923)	(1,597,959)	11,863
Change in fair value of warrants	(657,903)	1,021,828
Change in research and development credits	252,451	(217,316)	(670,265)
Change in valuation allowance	7,362,447	3,743,997	15,457,888

Current income tax expense	$386,772	$232,824	$11,300

12	Commitments

The Company entered into operating lease arrangements for office space for the headquarters in Carpinteria, California and for a field office in Cody, Wyoming in February 2010. The future minimum lease payments by calendar year are as follows.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Year	Total

2011	$119,759
2012	$117,459
2013	$27,630
2014 and thereafter	$10,400
The Company’s Senior Loan has a 12.5% fixed interest rate payable quarterly with a term of five years. The future interest rate payments by calendar year are as follows:

Year	Total

2011	$4,500,000
2012	$4,372,746
2013	$3,739,007
2014	$3,021,473
2015	$1,171,233
13	Financial Instruments
a.	Fair Value

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, restricted investments, warrants, short-term debt, and accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, the fair value of the commodity derivative was obtained from BP and therefore was considered level 2, and warrants where the fair value was calculated using the Black-Scholes Model and therefore was considered level 3.

b.	Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.

The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada. As of December 31, 2010 and 2009 the accounts receivable balances are substantially all from the sale of oil and gas. All receivables are current and therefore, no provision was determined to be required.

The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.

Some of our customers may be experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

The adoption of derivatives legislation or regulations related to derivative contracts could have an adverse impact on our ability to hedge risks associated with our business. Recent legislation on certain transactions involving derivatives may affect the use of derivatives in hedging transactions.

c.	Liquidity Risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.

The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of financial liabilities and associated interest payments as of December 31, 2010:

Financial Liability	< 1 Year	1-2 Years	2-5 Years	Thereafter

Accounts payable	$4,580,128	—	—	—
Accured liabilites	1,069,564
Commodity derivative liability	929,527	310,757
Long-term debt — principal	—	9,450,000	26,550,000	—
Interest payable on long-term debt	4,500,000	4,384,726	7,931,712
Warrants (i)	4,543,073		—	1,088,442

Total	$15,622,292	14,145,483	34,481,712	1,088,442

(i)	Based upon the expiration date of the underlying warrants

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the year ended December 31, 2010. During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars.

f.	Commodity Price Risk Management

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

On April 1, 2009, the Company entered into a swap contract for the future sale of 3,000 barrels of NYMEX West Texas Intermediate (“NYMEX WTI”) crude oil per month at a fixed price of $56.85 per barrel to December 31, 2009. During the year ended December 31, 2009, the Company had realized losses of $300,778 on the settlement of the derivative financial contract. This hedge contract was terminated on December 17, 2009.

In January of 2010, the Company entered into a derivative financial contract for 7,500 Bbls of NYMEX WTI crude oil production per month at a fixed rate of $85.10 per barrel until December 2012.

In December 2010, the Company entered into a derivative financial contract for 125 Bbls of oil per day for 2011 and 250 Bbls of oil per day for 2012 at a fixed rate of $90.40 per barrel.

During the year ended December 31, 2010, the Company had realized gains of $501,255 on the settlement of the derivative financial contract.

The financial contract is classified as held for trading and is recorded at fair value on the consolidated balance sheet. At December 31, 2010, the fair value is calculated based on the future prices of crude oil at December 31, 2010, for the remaining 12 months of the contract at present value. Fair value is based on level 2 inputs under the fair value hierarchy. As of December 31, 2010, if oil prices had been higher by $1.00 per Bbl with all other variables held constant, the net change in the fair value of the commodity derivative liability would have been higher by approximately $0.2 million.

g.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2010, the Company was not exposed to changes in interest rates with respect to its long-term debt.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
14	Supplemental Cash Flow Information

At December 31, 2010, the Company holds $803,469 of restricted investments, held in bonds for the right to operate in the states of California and Wyoming. This amount increased from $320,000 at December 31, 2009, due to additional bonding required to operate in the state of Wyoming.

15	Related Party Transactions

In 2009, the Company entered into a credit agreement with the PLC in which a director of the Company is the President of the PLC (see note 7). The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the short-term debt. For the periods ended December 31, 2010 and 2009, the Company recorded interest expense on this credit agreement of $4,074,709 and $221,008, respectively.

16	Reconciliation to Canadian Generally Accepted Accounting Principles

The application of Canadian GAAP to NiMin’s annual consolidated financial statements would have the following effects on net income as reported:

		Year ended
		December 31,
	2010	2009	2008
Net (loss) income under U.S. GAAP	$(12,386,445)	$(19,748,969)	$(37,602,011)
Adjustments:
Impairment of crude oil and natural gas properies (a)	—	6,313,633	35,872,167
Depreciation, depletion, and amortization (b)	(848,323)	(1,759,693)	83,461
Change in fair value of warrants (c)	(1,674,053)	3,523,543	—
Stock-based compensation (d)	(96,329)	(224,333)	—

Net (loss) income under Canadian GAAP	$(15,005,150)	$(11,895,819)	$(1,646,383)

Statement of Accumulated Deficit
Balance, beginning of year — Canadian GAAP	(14,697,710)	(2,801,891)	(1,155,508)
Net (loss) income — Canadian GAAP	(15,005,150)	(11,895,819)	(1,646,383)

Balance, end of year — Canadian GAAP	$(29,702,860)	$(14,697,710)	$(2,801,891)

Loss per share
Earnings per share based on net loss under U.S. GAAP	$(0.21)	$(0.47)	$(1.07)
Earnings per share based on net loss under Canadian GAAP	$(0.26)	$(0.29)	$(0.05)

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The application of Canadian GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31, 2010		December 31, 2009
		Canadian		Canadian
	US GAAP	GAAP	US GAAP	GAAP
Assets:
Crude oil and natural gas properties (a)(b)	$64,532,950	103,978,425	$56,048,557	96,556,979
Liabilites
Warrants (c)	5,631,515	—	7,380,549	—
Stockholders’ equity
Accumulated deficit (a)	(70,891,787)	(29,902,860)	(58,505,342)	(14,697,710)
Warrants (c)	—	3,782,024	509,960	4,366,966

a)	Under U.S. GAAP, NiMin performs a full-cost ceiling test on proved crude oil and natural gas properties in which the capitalized costs are not allowed to exceed their related estimated future net revenues of proved reserves discounted at 10%, net of tax considerations. The ceiling is calculated using a reserve base calculated on a twelve month average of the first-day-of-the-month prices. At March 31, 2009, the application of the ceiling test under U.S. GAAP resulted in a write-down of $6,313,633. In 2008, the application of the ceiling test under U.S. GAAP resulted in a write-down of $35,872,167. No further write-down was required for the year-ended December 31, 2010.

Under Canadian GAAP, an impairment exists when the net book value of the crude oil and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the crude oil and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves discounted at a risk-free rate using forecast prices and costs, and the lower of cost and net realizable value of unproved properties. There was no impairment under Canadian GAAP at December 31, 2010 or 2009.

Adjustments for ceiling test impairment under U.S. GAAP result in a reduction of NiMin’s crude oil and natural gas properties carrying value, thus reducing the corresponding temporary difference for deferred tax purposes and corresponding deferred tax asset valuation allowance. No similar adjustment was recorded for Canadian GAAP purposes.

b)	Under Canadian GAAP, depreciation, depletion, and amortization (DD&A) of oil and gas property costs is computed using a reserve base calculated with forecast prices and costs. Under U.S. GAAP, DD&A is computed using a reserve base calculated on a twelve month average of the first-day-of-the-month prices. As a result, reserve quantities and DD&A amounts differ. In addition, the oil and gas property amount on which DD&A is computed under Canadian GAAP exceeds the amount used for U.S. GAAP by an amount approximating the 2009 and 2008 ceiling test write-downs, resulting in higher DD&A for Canadian GAAP purposes subsequent to the write-down.

c)	Under U.S. GAAP, when the exercise price of warrants is denominated in a currency that is not the functional currency of the Company, the warrants are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value recognized in earnings (see note 10d). Under Canadian GAAP, the warrants are classified as equity on the balance at the value regardless if the functional currency of the entity is different than the currency of the warrants.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
d)	Under Canadian GAAP, forfeitures can be recorded as incurred in determining stock based compensation. Under U.S. GAAP a forfeiture rate is applied to options when the options are issued and a forfeiture amount is deducted from compensation cost recorded on a quarterly basis. When actual forfeitures occur, the forfeiture that has been recognized is trued up to the actual forfeiture amount. If no forfeitures occur then the amount recognized as forfeitures is then expensed as compensation cost upon vesting of the related options.
17	Subsequent Events

As of March 25, 2011, 4,746,100 Common Shares have been issued pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.

18	Supplemental oil and natural gas reserves and standard measure information (unaudited)

The following reserves and future net revenue calculations in these financial statements have been determined in accordance with the SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) and not in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves data and other oil and gas information for the Company prepared in accordance with NI 51-101 can be found for viewing by electronic means in the Company’s Annual Information Form under the Company’s profile on SEDAR at www.sedar.com.

The material differences between reserve quantities disclosed under NI 51-101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with “Modernization of Oil and Gas Reporting”, which was adopted by the SEC in December of 2008. The new rules revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. All of the Company’s proved crude oil and natural gas reserves are located in the United States of America. The following table sets forth the Company’s net proved reserves, including changes therein, and proved developed reserves:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Proved Oil and Gas Reserves Quantities

	Crude Oil	Natual Gas
	(Bbls)	(MMcf)
Total proved reserves
December 31, 2007	1,801,541	6,138
Revisions of previous estimates	(186,519)	(3,716)
Extensions, discoveries and other additions (i)	1,101,214	453
Production	(111,690)	(329)

December 31, 2008	2,604,546	2,547
Extensions, discoveries and other additions	41,113	60
Revisions of previous estimates	(554,260)	(1,385)
Purchases of minerals in place (ii)	7,077,890	—
Production	(117,895)	(318)

December 31, 2009	9,051,394	903
Extensions, discoveries and other additions (iii)	4,792,874	7
Revisions of previous estimates	—	(187)
Production	(212,868)	(208)

December 31, 2010	13,631,400	515

Proved developed reserves
Proved developed producing	2,720,816	183
Proved developed non-producing	905,804	253

Total	3,626,620	436

Proved developed reserves
As of December 31, 2008	838,801	1,808
As of December 31, 2009	1,846,759	824
As of December 31, 2010	3,626,620	436

(i)	The increase in proved reserves for the year ended December 31, 2008 is due to the completion of eight wells in Louisiana and California.

(ii)	The increase in proved reserves for the year ended December 31, 2009 is due to the purchase of the Wyoming Assets. Of the total proved reserves 5,742,840 Bbls are related to proved undeveloped reserves and 1,335,050 Bbls are related to proved producing reserves.

(iii)	The increase in proved reserves for the year ended December 31, 2010, is due to conversion of probable reserves to proved reserves in Wyoming as a result of a successful 2010 development program and in California due to positive results from the Combined Miscible Drive Project at Pleito Creek.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The Company has summarized the standardized measure of discounted future net cash flows related to its proved oil and natural gas reserves. The Company has based the following summary on a valuation of proved reserves using discounted cash flows based on a twelve month average of the first-day-of-the-month price’s, costs and economic conditions and a 10% discount rate for the years ended December 31, 2010 and 2009, and year-end prices, costs and economic conditions and a 10% discount rate for the year ended December 31, 2008. The additions to proved reserves from purchase of reserves in place and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of proved reserves in prior years could also be significant. Accordingly, investors should not view the information presented below as an estimate of the fair value of the Company’s oil and natural gas properties, nor should investors consider the information indicative of any trends. The prices of crude oil and natural gas used to estimate reserves in the table shown below were $69.43 per Bbl of oil and $4.27 per Mcf of natural gas for the year ended December 31, 2010, $51.38 per Bbl of oil and $4.07 per Mcf of natural gas for the year ended December 31, 2009, and $34.00 per Bbl of oil and $5.62 per Mcf of natural gas for the year ended December 31, 2008. The bench mark oil and natural gas prices to which differentials were applied to arrive at the above average adjusted prices were based on WTI $79.43 per Bbl of oil and Henry Hub $4.38 per Mcf of natural gas for the year ended December 31, 2010, WTI $61.03 per Bbl of oil and Henry Hub $4.20 per Mcf of natural gas for the year ended December 31, 2009, and WTI $44.60 per Bbl of oil and Henry Hub $5.62 per Mcf of natural gas for the year ended December 31, 2008.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Total
($000s)
As of and for the year ended December 31, 2010
Future cash inflows	947,258
Future production costs	(323,715)
Future development costs	(87,835)
Future income tax expense	(122,854)

Future net cash flows	412,854
10% annual discount for estimated timing of cash flows related to proved reserves	(241,826)

171,028

As of and for the year ended December 31, 2009
Future cash inflows	468,758
Future production costs	(166,332)
Future development costs	(60,096)
Future income tax expense	—

Future net cash flows	242,330
10% annual discount for estimated timing of cash flows	(143,388)

Standardized measure of discounted future net cash flows related to proved reserves	98,942

As of and for the year ended December 31, 2008
Future cash inflows	$102,897
Future production costs	(27,404)
Future development costs	(26,454)
Future income tax expense	—

Future net cash flows	$49,039
10% annual discount for estimated timing of cash flows	(29,602)

Standardized measure of discounted future net cash flows related to proved reserves	$19,437

The following are the principal sources of changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Changes in Standardized Measure of Discounted Future Net Cash Flows

Total
($000s)

Balance at December 31, 2007	79,392

Net change in sales and transfer prices and in production (lifting) costs related to future production	(41,011)
Changes in future estimated development costs	(15,883)
Sales and transfers of oil and natural gas during the period	(4,205)

Net change due to extensions and discoveries	—
Net change due to purchases of minerals in place	4,069
Net change due to revisions in quantity estimates	1,460
Previously estimated development costs incurred during the period	(14,911)
Accretion of discount	8,174
Other	—
Net change in income taxes	2,352

Balance at December 31, 2008	19,437

Net change in sales and transfer prices and in production (lifting) costs related to future production	14,527
Changes in future estimated development costs	(28,058)
Sales and transfers of oil and natural gas during the period	(3,782)

Net change due to extensions, discoveries and improved recovery	(38,004)
Net change due to purchases of minerals in place	131,000
Net change due to revisions in quantity estimates	—
Previously estimated development costs incurred during the period	1,836
Accretion of discount	1,986
Other	—
Net change in income taxes	—

Balance at December 31, 2009	98,942

Net change in sales and transfer prices and in production (lifting) costs related to future production	16,325
Changes in future estimated development costs	(33,329)
Sales and transfers of oil and natural gas during the period	(13,942)

Net change due to extensions, discoveries and improved recovery	132,614
Net change due to purchases of minerals in place
Net change due to revisions in quantity estimates	(226)
Previously estimated development costs incurred during the period	10,613
Accretion of discount	12,383
Other	—
Net change in income taxes	(52,352)

Balance at December 31, 2010	171,028

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Costs incurred in crude oil and natural gas property acquisition,exploration and development are summarized as follows:
Capitalized Costs Relating to Oil and Gas Producing Activities

United States
As at December 31, 2010
Crude oil and natural gas properties
Proved	$116,799,184
Unproved	476,986

Total crude oil and natural gas properties	$117,276,170
Less accumulated depreciation and depletion	(10,557,420)
Less accumulated impairment	(42,185,800)

Net crude oil and natural gas properties capitalized costs	$64,532,950

As at December 31, 2009
Crude oil and natural gas properties
Proved	$104,284,860
Unproved	1,516,621

Total crude oil and natural gas properties	$105,801,481
Less accumulated depreciation and depletion	(7,567,124)
Less accumulated impairment	(42,185,800)

Net crude oil and natural gas properties capitalized costs	$56,048,557

As at December 31, 2008
Crude oil and natural gas properties
Proved	$60,084,841
Unproved	4,972,313

Total crude oil and natural gas properties	$65,057,154
Less accumulated depreciation and depletion	(4,308,574)
Less accumulated impairment	(35,872,167)

Net crude oil and natural gas properties capitalized costs	$24,876,413